Arco Technologies



Arco Technologies Inc. is a player in the development and manufacture of Next Gen Fuel Cells & Electrolyzers (PEM Fuel Cells & AEM electrolyzer) and has patented DIRECTLINK and SUPERNOVA a disruptive technology that aims to give electric vehicles improved range and charging time with zero emissions, already used by several customers.



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Business Description

We manufacture our own Pem Fuel Cell & AEM Electrolyzers

Arco is a player in the development and manufacture of Next Gen Fuel Cells & Electrolyzer (PEM Fuel Cells & AEM electrolyzer) based on:

1. Own Intellectual Property
2. Innovative product design philosophy



Arco has also a local development team in Italy, located in in the middle of the Motor Valley where the most prestigious super car manufacturers such as Ferrari, Maserati, Lamborghini, and Ducati are based.



TECHNOLOGY

Simplicity Meets Efficiency

Arco Technologies takes pride in the simple yet efficient design of our patented products, which not only enhances performance but also significantly reduces costs.

The Three Pillars of our Know-How

Chemistry	Stack design	System design
Proprietary CCM (Catalyst Coated Membrane)	➤ Manufacturing Process ➤ FluiDynamics and Electrical Design	➤ Integrated Approach SW & Algorithms.

Raised 100 % of minimum

Funding Raised

$497,209

Funding Goal

$9,994.0-$1,235,000

Days Left to Invest

79 Days

Invest Now

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Security Type:

Equity Security

Price Per Share

$7.6

Shares For Sale

162,500

Post Money Valuation:

$77,235,000

Investment Bonuses!

Investments of $1 Million or more will receive 100% bonus shares. For example, an investment of $1,140,000 would result in the purchase of 150,000 shares. With the bonus, investors are given an additional 150,000 shares for a total of 300,000 shares in return for the investment of $1,140,000.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

July 31, 2024

Minimum Investment Amount:

$266

Target Offering Range:

$9,994.0-$1,235,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission


Chemistry
Stack design
System design
Proprietary CCM (Catalyst Coated Membrane)
MEGA 7 layers (Membrane Electrode Gasket Assembly)
Manufacturing Process
FluiDynamics and Electrical Design
Integrated Manifold
Integrated Approach
SW & Algorithms.

Form C Submission

The Company's IP management strategy is to patent only and exclusively those innovations that give a real competitive advantage on which competitors can perform reverse engineering, whilst leaving everything else as an industrial secret.

Leading through experience and innovation

Arco Technologies is a company that has patented DIRECTLINK and SUPERNOVA a Disruptive technology that aims to give electric vehicles improved range and charging time with zero emissions, already used by several customers. We develop and produces DIRECTLINK Fuel Cell and Supernova Electrolyzers Based on a broad know-how acquired over twenty years of experience and $40 million in R&D leads the global market in the Low Carbon transition.


Smal size Direct link FC engine
250 kW Direct link heavy duty Alfa1 Engine
60 kW Supernova electrolyzer

FUEL CELL:

DIRECTLINK™ is our patented electric transportation powering device which integrates PEM fuel cells and Li-ion batteries in a technologically synergic structure. Directlink allow a 15% increase in energy efficiency compared to the best fuel cell systems while costing 20% less. Furthermore, our technology integrates HYDROREC™, an additional patent that allows 100% of the fuel to be used, minimizing energy waste. Arco also supports a system integrator with a top-notch H2 propulsion design in the aerospace and mobile power industries.

ELECTROLYZER:

Our SUPERNOVA electrolyzer is a market breackthrough for hydrogen production. With our 2 proprietary innovation Supernova can produce Hydrogen at really high pressure 80 Barg without compression stage, this allowed us to be selected by Shell in the Game changer Program.

In the market of power to gas, Supernova hi pressure allows 10% increase in conversion efficiency compared to the best Electrolyzers in the market. Furthermore Supernova is the hart of our M35 refueling Box designed to be placed in the customer premises for to refuel vehicle fleets.


➤Product matrix
DIRECTLINK
SUPERNOVA
OEM
Industrial
Speciality
Renewable
M35 Refueling

OUR MISSION

Pioneering Sustainable Solutions for a Greener Future

"At Arco Technologies, we are committed to pioneering sustainable solutions that contribute to a greener, more resilient future. Our focus is on revolutionizing the heavy transportation sector by facilitating the transition to decarbonization through the availability of large-volume, low-cost green hydrogen. We champion simplicity and efficiency in our designs, ensuring that our patented technologies not only embody simplicity but also deliver substantial cost reductions without compromising effectiveness. With over two decades of dedicated experience, our competitive technologies are versatile, spanning various fields and applications. Our deep market knowledge extends through the sectors of material handling, heavy-duty applications, and the intricate chemistry of the fuel cell production process. We are not just creating products; we are engineering a sustainable legacy for generations to come."



Problem

Arco Technologies Inc. is at the forefront of tackling the pivotal challenges impeding the global shift to a low-carbon economy. Our cutting-edge solutions are designed to address the following critical issues:

1. High Carbon Emissions in Transportation: The heavy-duty and aerospace sectors are among the largest contributors to greenhouse gas emissions due to their reliance on fossil fuels. Our mission is to drastically reduce this carbon footprint by implementing our advanced fuel cell technologies.

2. Inefficient Energy Utilization: Current energy systems, including many fuel cell technologies, suffer from significant energy loss. Arco's innovative designs enhance energy efficiency, reducing waste and operational costs while minimizing environmental impact.

3. Cost Barriers in Clean Energy Adoption: The financial burden of transitioning to sustainable energy solutions is a major obstacle for many industries. Arco is breaking down these barriers with cost-effective technologies that make clean energy transitions financially viable.

4. Limited Green Hydrogen Accessibility: Despite its potential, the widespread adoption of green hydrogen is hindered by its limited availability and high cost. Arco's Supernova electrolyzer technology is set to change this, enabling large-scale, cost-efficient production of green hydrogen.

5. Complex System Integration: The integration of hydrogen propulsion systems into aerospace and mobile power industries is often fraught with complexity. Arco simplifies this integration with our expertise and innovative, user-friendly system designs.

By addressing these challenges, Arco Technologies Inc. is not only contributing to a more sustainable world but also paving the way for industries to join the green revolution with ease and affordability.

Solution

Arco Technologies is at the helm of driving innovation for a sustainable future. Our suite of solutions is strategically designed to tackle the core challenges of the low-carbon transition:

1. Combatting High Carbon Emissions: Our DIRECTLINK™ fuel cells and SUPERNOVA™ electrolyzers are redefining clean transportation. These technologies offer a high-efficiency, low-emission alternative to fossil fuels, significantly cutting carbon emissions. DIRECTLINK™, adaptable across various transportation modes, is setting new standards for sustainable mobility.

2. Maximizing Energy Efficiency: The synergy of DIRECTLINK™ and HYDROREC™ technologies confronts energy inefficiency head-on. DIRECTLINK™'s integration of PEM fuel cells with Li-ion batteries delivers a 15% increase in energy efficiency at a 20% lower cost than leading systems. HYDROREC™ guarantees complete fuel utilization, eradicating waste. Similarly, our Supernova technology enhances electrolyzer efficiency by 10%, driving superior performance in hydrogen production.

3. Reducing Costs for Clean Energy Adoption: Arco's commitment to simplicity transcends design aesthetics, directly translating into cost savings. This design philosophy not only lowers the financial barriers to adopting clean energy technologies but also ensures high-performance standards, facilitating a smoother transition for industries worldwide.

4. Ensuring Green Hydrogen Accessibility: Arco is pioneering advancements to boost green hydrogen production. Our optimized processes aim to secure a steady, affordable supply of green hydrogen, addressing its current market scarcity and unlocking its potential across a spectrum of industries.

5. Simplifying Complex System Integration: We provide comprehensive H2 propulsion design services that simplify the integration of complex systems, particularly in aerospace and mobile power sectors. Our expertise ensures that the shift to hydrogen propulsion is seamless, efficient, and technically robust.

Arco Technologies Inc.'s holistic approach not only demonstrates our dedication to environmental stewardship but also our commitment to delivering sustainable, cost-effective, and user-friendly energy solutions. We are not just engineering products; we are crafting the infrastructure for a cleaner tomorrow.



Business Model

Value Proposition: Arco Technologies Inc. is dedicated to propelling the commercial transport, trucking, work vehicles, material handling, and marine sectors into a sustainable future. Our robust fuel cell and electrolyzer systems offer a green alternative to traditional power sources, significantly reducing carbon emissions, enhancing energy efficiency, and cutting operational costs across these diverse industries.

Customer Segments: Our comprehensive customer base spans several key industries:

Commercial Transport Operators: Including buses, coaches, and other passenger transport services.
Trucking and Logistics Companies: Focused on long-haul and heavy-duty transportation solutions.
Work Vehicle Manufacturers: Covering construction, agriculture, and industrial vehicle providers.
Material Handling Businesses: Such as those utilizing forklifts and warehouse vehicles.
Maritime Operators and Boat Manufacturers: Ranging from cargo ships and ferries to recreational boats, all seeking sustainable propulsion systems.

Channels: Our products and services reach our customers through:

Direct Sales Force: Industry-savvy sales teams that understand the specific challenges and requirements of each sector.
Strategic Industry Partnerships: Collaborations with manufacturers and industry leaders to co-develop and integrate our technologies.
Trade Shows and Industry Conferences: Participation in major industry events for networking and showcasing our innovations.
Online Marketing and Sales Platforms: Leveraging digital channels to reach a broader audience and generate leads.
Customer Relationships: We maintain strong customer relationships through:
Customized Energy Solutions: Tailoring our products to meet the unique needs of each industry we serve.
Comprehensive Support Services: Offering full lifecycle support from installation to maintenance and repair.
Client Engagement Programs: Conducting industry-specific workshops, training, and feedback sessions.

Revenue Streams: Our revenue is generated through multiple streams:

Product Sales: Direct sales of fuel cell systems and electrolyzers to businesses in our target industries.
Service and Maintenance Contracts: Providing ongoing support to ensure the longevity and efficiency of our systems.
Consulting and Customization Services: Offering expertise in system integration and customized design solutions.
Technology Licensing: Licensing our patented technologies to other manufacturers and industry players.

Cost Structure: Our costs are allocated to:

Research and Development: Continuous innovation to meet the demands of each industry and maintain technological leadership.
Manufacturing and Production: Costs associated with producing high-quality, industry-specific systems.
Industry-Specific Marketing: Targeted marketing efforts to effectively reach each segment.
Operational Expenses: Day-to-day expenses for running the business efficiently.

Key Activities:

Specialized Manufacturing: Designing and producing systems that meet the rigorous demands of each industry.
Market Education and Adaptation: Educating potential clients on the benefits of our technology and adapting our offerings to market needs.
Regulatory Compliance: Ensuring all products meet industry-specific regulations and standards.

Key Resources:

Patented Technologies: Our portfolio of advanced fuel cell and electrolyzer technologies.
Expert Team: Our skilled professionals with deep industry knowledge and technical expertise.
Manufacturing Facilities: Our state-of-the-art production capabilities tailored to industry specifications.

Key Partnerships:

Supply Chain Allies: Reliable suppliers and distributors essential for our operations.
Industry Associations: Collaborations with industry bodies to stay abreast of trends and regulations.
Technical and Regulatory Advisors: Experts who guide us through industry-specific compliance and innovation.



By integrating our value proposition across these diverse markets, Arco Technologies Inc. is not just a product manufacturer but a strategic partner for businesses aiming to lead in sustainability and efficiency. Our commitment to innovation, customer satisfaction, and environmental stewardship positions us as a catalyst for the global transition to clean energy.

Market Projection

Market Projection: Globally, mobility is pivotal in the energy transition to curb CO2 emissions. The surge in electric vehicles has sparked a demand for advanced energy storage and electric generation systems, a demand that is rapidly outstripping supply. Propelled by the pandemic, the European Commission's Green Deal is directing substantial Recovery Fund investments towards green technologies, notably hydrogen, with Italy dedicating €3.2 billion to hydrogen innovations. The fuel cell market is experiencing significant growth and is projected to continue expanding in the coming years.

Here are key insights from various reports:

1. Grand View Research: The global fuel cell market, estimated at USD 6.3 billion in 2022, is expected to grow at a compound annual growth rate (CAGR) of 19.9% from 2023 to 2030. This growth is driven primarily by the increasing demand for unconventional energy.



(https://www.grandviewresearch.com/industry-analysis/fuel-cell-market#:~:text=The%20global%20fuel%20cell%20market,key%20factors%20driving%20the%20growth)

2. Delvens (reporting on Hydrogen Fuel Cells): Specifically for the Hydrogen Fuel Cell market, the size was estimated at USD 3.12 billion in 2023 and is projected to reach USD 7.2 billion by 2030, growing at a CAGR of 12.1% during this period.



Delvens

The Hydrogen Fuel Cell Market size was estimated at USD 3.12 billion in 2023 and is projected to reach USD 7.2 billion in 2030 at a CAGR of 12.1% during the forecast period 2023-2030. Some of the key players operating in the global Hydrogen Fuel

(https://finance.yahoo.com/news/hydrogen-fuel-cell-market-set-183100563.html?guccounter=1#:~:text=The%20Hydrogen%20Fuel%20Cell%20Market,2030.%20Some%20of%20the)

3. Fortune Business Insights: According to their analysis, the market size, which was valued at USD 4.58 billion in 2021, is projected to reach USD 36.41 billion by 2029, growing at a CAGR of 29.7%. The market showed an 8.8% growth in 2020 compared to 2019, indicating a robust upward trend.



(https://www.fortunebusinessinsights.com/industry-reports/fuel-cell-market-100733#:~:text=The%20global%20fuel%20cell%20market,2020%20as%20compared%20to%202019)

4. Allied Market Research: They report that the global fuel cell market was valued at $3.6 billion in 2020 and is projected to reach $32.0 billion by 2030, growing at a CAGR of 19.4% from 2021 to 2030. The COVID-19 pandemic had a noticeable impact on the market, but the recovery and growth trajectory remains strong.





(https://www.alliedmarketresearch.com/fuel-cell-
market#:~:text=The%20global%20fuel%20cell%20market,which%20further%20affected%20the)

Strategic Approach: Arco aims to capitalize on this growth by engaging directly and via partners to oversee the full
production-distribution spectrum. The market stratifies into three broad segments: turnkey Original Equipment solutions,
core components for system integrators, and the aftermarket shift from lead-acid to lithium batteries. This strategy positions
Arco at the forefront of the transition to more sustainable energy solutions.

This version enhances clarity, incorporates precise figures, and offers a succinct overview of Arco's strategic market
approach.

Competition

Arco Technologies operates in a competitive landscape with key players including:

1. Ballard Inc.: With over four decades of experience, Ballard is a seasoned player in the fuel cell market. Their NASDAQ
presence and solid market capitalization reflect their significant industry footprint.

2. Proton FCs: Part of Proton Power Systems, they are recognized in the AIM market in London, indicative of a stable niche
within the European sector.

3. PowerCell: The Swedish innovator has shown progressive growth, and their collaboration with Bosch could leverage
automotive advancements.

4. Plug Power Inc.: Their substantial gross billings and market cap on NASDAQ showcase their strong position in the U.S.
market.

5. Horizon: Although younger, their backing by Entropy Ventures positions them as an emerging contender in Asia.

6. Hydrogenics: Their acquisition by Cummins Inc. demonstrates their strategic value in the market, expanding their
technological and commercial reach.

7. Thyssenkrupp: As a conglomerate, their involvement in electrolysis technology brings industrial heft to the hydrogen
market.

Traction & Customers

Arco Technologies Inc.: Leading the Charge in Green Hydrogen Innovation

Arco Technologies Inc. is a trailblazer in the green hydrogen and fuel cell technology sector, committed to advancing
sustainable solutions for heavy transportation and material handling. Our diverse range of applications and strategic
partnerships have positioned us at the forefront of the industry, exemplifying our innovative approach and technological
prowess.

Target Customer Segments

Our solutions cater to a wide array of sectors, with a significant focus on heavy-duty transportation, including marine, land,
and logistics. We have developed advanced systems specifically designed for demanding applications in trains, trucks, boats,
and material handling equipment such as forklifts, underlining our role in driving the low-carbon transition in these
industries.

Flagship Partnerships

1. Baglietto – The BZero Mega Yacht Hydrogen Power System: A pinnacle of our innovation is the partnership with
Baglietto for the BZeroproject. This ambitious endeavor involves the creation of a hydrogen-powered PEM Fuel Cell Module
power station for yachts measuring over 50 meters. The BZero system is a groundbreaking initiative that integrates a
hydrogen production module, using filtered and deionized seawater to produce high-purity hydrogen. This hydrogen is
stored in metal hydride containers at safe temperatures and pressures, providing zero-emission energy for the yachts. The
BZero project underscores Baglietto's commitment to eco-friendly yachting and marks a significant step towards achieving
zero emissions in marine transportation.



2. Shell GameChanger Program: Our collaboration with Shell in the GameChanger program is aimed at creating a high-volume hydrogen AEM electrolyzer. This venture highlights our commitment to producing affordable green hydrogen, further cementing our role in the decarbonization of heavy transportation.

Market Traction and Achievements

Arco Technologies Inc., with its two-decade-long presence in the electrochemistry industry, has built a robust and diverse customer base, demonstrating widespread market confidence in our innovative solutions. A key achievement in our portfolio is the development of the fuel cell power system for Prinoth, renowned in the winter sports technology sector. This system powers the LEITWOLF h2MOTION, the world's first hydrogen-powered snow groomer. Our contribution to this project showcases our ability to innovate and tailor fuel cell technologies for specialized applications, contributing significantly to environmental sustainability in various sectors.

Another noteworthy customer relationship is with Alkè, a leading provider of vehicles for urban ecology services. Our collaboration in the H2GO project has led to the development of a state-of-the-art fuel cell system for a new class of hydrogen-powered light vehicles. This partnership underscores our expertise in adapting hydrogen fuel cell technology for diverse applications, reinforcing our role in promoting eco-friendly solutions in urban mobility.

These customer relationships, alongside our other collaborations, highlight our achievements in technology development and deployment. We have consistently demonstrated our capacity to not only meet but exceed industry demands, driving forward a sustainable future with our advanced energy solutions.

Future Market Potential

The shift towards sustainable energy solutions opens up vast opportunities for us. We are actively exploring new markets and regions, aiming to expand our influence and bring our green hydrogen solutions to a broader audience. The future is ripe with possibilities for growth and innovation.

Impact of Your Support

Your investment through the PicMii platform is crucial in enabling us to scale up production, enhance our R&D efforts, and extend our market reach. With your support, we can accelerate the transition to a low-carbon future and make a significant impact in the fight against climate change.

Join us in this journey towards a more sustainable world. Your support is an investment in Arco Technologies Inc. and, more importantly, in the future of our planet.



Investors

Arco has raised €3,087,657 in Europe through equity crowd funding campaigns between 2019 to 2021 before its incorporation in the USA.

Part of the funds have been used to finance the transfer of company ownership and control (through conferment of all cash, assets, IP, patents and employees) to the USA.

Terms

Arco Technologies Inc. is offering securities in the form of Equity which provides investors the right to Class B Common Stock (Non-Voting) in the Company if the investor's total investment in Arco Technologies through this Regulation Crowdfunding offering is less than $50,000.00 or Class A Common Stock (Voting) in the Company if the investor's total investment in Arco Technologies through this Regulation Crowdfunding offering is greater than or equal to $50,000.00.

Target Offering: $9,994.00 | 1,315 Securities
Maximum Offering Amount: $1,235,000 | 162,500 Securities

Share Price: $7.60
Type of Offering: Equity

Type of Security: Class A Common Stock (Voting) or Class B Common Stock (Non-Voting), depending on total investment amount through this Regulation Crowdfunding offering as described below.
Offering Deadline: July 31, 2024
Minimum Investment: $266

Investors that invest less than $50,000 in total through this Regulation Crowdfunding offering will receive Class B Common Stock (non-voting). Investors that invest $50,000 or more through this Regulation Crowdfunding offering will receive Class A Common Stock (voting).

Bonus:

Investments of $1 Million or more will receive 100% bonus shares. For example, an investment of $1,140,000 would result in the purchase of 150,000 shares. With the bonus, investors are given an additional 150,000 shares for a total of 300,000 shares in return for the investment of $1,140,000.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $266. The Company must reach its Target Offering Amount of $9,994.00 by July 31, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,994.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

RISKS

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Virtual Business Pitch Team About Communication Channel Updates



Angelo D'Anzi
Chairman & CEO
Background
Angelo is an Italian entrepreneur co-founder of Arco Technologies Inc, a Fuel cell company located in US and in Italy. Past founder of Arcotronics Fuel Cells (Arcotronics Nissei Group now Kemet Group NYSE: KEM). With more than 23 years' experience in the fuel cell and electrolyzer development, Angelo holds 18 WIPO patents in Vanadium Flow Batteries and Fuel Cells. Angelo has a mechanical engineering background and holds an MBA degree from the LUISS Business School in Rome.



John T. Davis
CSO
Background
John has over 28 years executive level experience in company management, sales and business development. Over the course of the last 20 years, John has worked with a number of flow battery and fuel cell companies including,, RedFlow LTD, Deeya Energy, VRB Power, ReliON Fuel Cells and. John was also instrumental in the standardization of hydrogen fuel cells used as stationary backup power at many telecom sites in the US and the Caribbean. John has a strong engineering background with a B.S. in Electrical and Computer Engineering from Clemson University.



Davide Biggi
Accounting – Finance
Background
Davide has a long 15 years of experience in corporate finance and treasury management. He has served as CFO and accounting for a multinational group in the naval field in USA and Europe. In his career Davide cover the role of independent financial analyst. In the last 5 years has held the role of CFO in two medium sized companies in the field of shipping and energy. Davide also is work in numerous successful M&A Deals Davide is graduated with honors from the University of Pisa in Corporate Finance and Financial Markets.



Alex Bialetti
EU Sales Director
Background
Alex has a long experience in the Sales management, serving prestigious firm like Fiat Atomobile (now Stellantis), Toyota material handling as sales director. Alessandro commitment is to create the sales structure including the after sales organization. In the last years Alessandro is develop the sales structures of several companies like: Miretti Flame proof equipment (Italy, Milano) Nacco (U.S.) (UK, London) OM-Pimespo (Linde group Deutschland) Alessandro holds a master Degree in Physics and Mathematics.



Jessica Ann
Marketing
Background
Jessica has 15+ years experience in media and marketing, bringing a proven knowledge of creative strategy, communication, and management with an emphasis on high-quality content across all platforms ranging from start-ups to global brands. A world-class creative, Jessica has pioneered new content initiatives at top brands like Bitcoin, Sirius XM Radio, Google, Adobe, Getty Images, and NFT Genius. She spoke at conventions for Google in New York City, SXSW in Austin, and at the Content Marketing Conference in Las Vegas. She is passionate about implementing comprehensive content plans to help drive brand awareness. She has a B.A. from American University and an M.A. from Johns Hopkins University.



Peter Mandurino
Senior R&D scientist
Background
MD in Aeronautical engineering at University of Naples, long expertise in power electronics and electrical systems in different roles within ABB group and specifically R&D projects. Peter has a background spanning from aeronautical hybrid electrical systems, industrial and mobile and powertrains, till development of embedded software for very different applications. Peter is one of the founders in Arco as Senior R&D Scientist. He has more than 20 international patents and almost 30 years of experience in: Engineering, Sales and business development, Project management and as Start-ups CEO.



Thommy Denatale
Software PM
Background
Tommy has more than 10 years of experience in electrical and software design. He has Long experiences in Fuel Cells, Electrolyzer and gas purification systems, developing complex Software and entire equipment for Hydrogen production. Thommy is also expert on safety compliances creating the technical handbook in accordance with the standards roles, including explosive atmosphere Directive. He has experience as Project Manager in the definition and implementation of the executive project and in the development of project plans with budgets, activity planning and resource allocation. Master's Degree in Electronic Engineering.



J.J. Cufalo
Electrolyzer PM
Background
J.J. works in Arco to coordinate the development of electrolyzes and hydrogen refueling stations. Giovanni has more than 10 years of experience in mechanical and process design and in product industrialization processes. He has several experiences in the development of systems and equipment for Fuel Cells, Electrolysers for Hydrogen production and gas purification systems. He has experience as Project Manager in the definition and implementation of the executive project and in the development of project plans with budgets, activity planning and resource allocation. Master's Degree in Chemical Engineering specializing in Electrochemistry.



Peter Albert Koley
Director
Background
Graduated from the University of Washington (Seattle – WA – USA) with a BA in International Commerce and Marketing. He completed his academic career with with post graduate studies at the SDA Bocconi University (Milan, Italy) in collaboration with New York University. He has extensive experience in Corporate, Industrial, Event-Project Management & Finance, Mergers & Acquisitions (M & A) including development and awareness activities. Since 2017 he is living in Rome, Italy with his family residing on several corporate and NGO boards as well as providing active support to a select group of Rome based organizations and initiatives.

Legal Company Name

Arco Technologies

Location

**444 Sommerville Avenue
Sommerville, Massachusetts 01143**

Number of Employees

12

Incorporation Type

C-Corp

State of Incorporation

Delaware

Date Founded

January 4, 2022